SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Beazer Homes USA, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

07556Q105
(CUSIP Number)

December 31, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07556Q105	13G/A	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Highbridge International LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER
$302,100 aggregate principal amount of 7.5% Mandatory Convertible Subordinated Notes due 2013, convertible into 1,345,765 shares of Common Stock
7.25% Tangible Equity Units, convertible into 2,297,240 shares of Common Stock

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER
$302,100 aggregate principal amount of 7.5% Mandatory Convertible Subordinated Notes due 2013, convertible into 1,345,765 shares of Common Stock
7.25% Tangible Equity Units, convertible into 2,297,240 shares of Common Stock

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
$302,100 aggregate principal amount of 7.5% Mandatory Convertible Subordinated Notes due 2013, convertible into 1,345,765 shares of Common Stock
7.25% Tangible Equity Units, convertible into 2,297,240 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.59%
12	TYPE OF REPORTING PERSON OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 07556Q105	13G/A	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Highbridge Statistical Opportunities Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12	TYPE OF REPORTING PERSON PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 07556Q105	13G/A	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) STAR L.P. (a statistical arbitrage strategy)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12	TYPE OF REPORTING PERSON PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 07556Q105	13G/A	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER
$302,100 aggregate principal amount of 7.5% Mandatory Convertible Subordinated Notes due 2013, convertible into 1,345,765 shares of Common Stock

7.25% Tangible Equity Units, convertible into 2,297,240 shares of Common Stock

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER
$302,100 aggregate principal amount of 7.5% Mandatory Convertible Subordinated Notes due 2013, convertible into 1,345,765 shares of Common Stock

7.25% Tangible Equity Units, convertible into 2,297,240 shares of Common Stock

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
$302,100 aggregate principal amount of 7.5% Mandatory Convertible Subordinated Notes due 2013, convertible into 1,345,765 shares of Common Stock

7.25% Tangible Equity Units, convertible into 2,297,240 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.59%
12	TYPE OF REPORTING PERSON OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 07556Q105	13G/A	Page 6 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Glenn Dubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER
$302,100 aggregate principal amount of 7.5% Mandatory Convertible Subordinated Notes due 2013, convertible into 1,345,765 shares of Common Stock

7.25% Tangible Equity Units, convertible into 2,297,240 shares of Common Stock

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER
$302,100 aggregate principal amount of 7.5% Mandatory Convertible Subordinated Notes due 2013, convertible into 1,345,765 shares of Common Stock

7.25% Tangible Equity Units, convertible into 2,297,240 shares of Common Stock

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
$302,100 aggregate principal amount of 7.5% Mandatory Convertible Subordinated Notes due 2013, convertible into 1,345,765 shares of Common Stock

7.25% Tangible Equity Units, convertible into 2,297,240 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.59%
12	TYPE OF REPORTING PERSON IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 07556Q105	13G/A	Page 7 of 8 Pages

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on January 29, 2010 (the "Original Schedule 13G") with respect to shares of common stock, par value $0.001 per share (the "Common Stock"), of Beazer Homes USA, Inc., a Delaware corporation (the "Company").  Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G.  This Amendment amends and restates Items 4 and 5 in their entirety as set forth below.

Item 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of the date hereof, (i) Highbridge International LLC beneficially owns $302,100 aggregate principal amount of 7.5% Mandatory Convertible Subordinated Notes due 2013, convertible into 1,345,765 shares of Common Stock and 7.25% Tangible Equity Units, convertible into 2,297,240 shares of Common Stock, (ii) Highbridge Statistical Opportunities Master Fund, L.P. no longer beneficially owns any shares of Common Stock, (iii) STAR, L.P. (a statistical arbitrage strategy) beneficially no longer owns any shares of Common Stock and (iv) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed the beneficial owner of $302,100 aggregate principal amount of 7.5% Mandatory Convertible Subordinated Notes due 2013, convertible into 1,345,765 shares of Common Stock, and 7.25% Tangible Equity Units, convertible into 2,297,240 shares of Common Stock, beneficially owned by Highbridge International LLC.

Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC, Highbridge Statistical Opportunities Master Fund, L.P. and STAR, L.P. (a statistical arbitrage strategy).  Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC.  The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.  In addition, each of Highbridge Capital Management, LLC and Glenn Dubin disclaims beneficial ownership of shares of Common Stock held by Highbridge International LLC, Highbridge Statistical Opportunities Master Fund, L.P. and STAR, L.P. (a statistical arbitrage strategy).

(b)	Percent of class:

The percentages used herein and in the rest of this Amendment are calculated based upon 75,669,381 shares of Common Stock issued and outstanding as of November 3, 2010, as represented in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2010, filed with the Securities and Exchange Commission on November 5, 2010.  Therefore, based on the Company's outstanding shares of Common Stock, and for purposes of clauses (i) and (iii) below, assuming the conversion of the 7.5% Mandatory Convertible Subordinated Notes and the 7.25% Tangible Equity Units, as of the date hereof, (i) Highbridge International LLC may be deemed to beneficially own 4.59% of the outstanding shares of Common Stock of the Company and (ii) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed to beneficially own 4.59% of the outstanding shares of Common Stock of the Company.  The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: 0
	(ii)	Shared power to vote or direct the vote: See Item 4(a)
	(iii)	Sole power to dispose or direct the disposition: 0
	(iv)	Shared power to dispose or direct the disposition of: See Item 4(a)

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

CUSIP No. 07556Q105	13G/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2011

HIGHBRIDGE CAPITAL MANAGEMENT, LLC		HIGHBRIDGE INTERNATIONAL LLC

By: Highbridge Capital Management, LLC
its Trading Manager

By:	/s/ John Oliva	By:	/s/ John Oliva
Name: John Oliva		Name: John Oliva
Title: Managing Director		Title: Managing Director

HIGHBRIDGE STATISTICAL OPPORTUNITIES		STAR, L.P. (a statistical arbitrage strategy)
MASTER FUND, L.P.

By: Highbridge Capital Management, LLC		By:	Highbridge Capital Management, LLC
	its Trading Manager		its Trading Manager

By:	/s/ John Oliva	By:	/s/ John Oliva
Name: John Oliva		Name: John Oliva
Title: Managing Director		Title: Managing Director

/s/ Glenn Dubin
GLENN DUBIN